UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Blue Water Acquisition Corp. III

Full Name of Registrant:

N/A

Former Name if Applicable:

1012 Springfield Avenue

Address of Principal Executive Office (Street and Number):

Mountainside, NJ, 07092

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blue Water Acquisition Corp. III (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2025 (the “Form 10-K”) within the prescribed time period without unreasonable effort and expense to the Company. On November 25, 2025, the Company, Blue Water Acquisition III LLC (the “Prior Sponsor”) and Yorkville BW Acquisition Sponsor, LLC (the “New Sponsor”) entered into a Purchase Agreement, pursuant to which, the New Sponsor (i) purchased from the Prior Sponsor 6,325,000 Class B Ordinary Shares and 430,000 Private Placement Units for an aggregate purchase price of $7,200,000 and (ii) upon closing, became the sponsor of the Company (together, the “Purchase”). Upon this acquisition, the management and Board of Directors of the Company were changed in their entirety. Due to the change of sponsor and management, the Company requires additional time to compile and process the information necessary for the completion of the Form 10-K. The Company anticipates that it will file its Form 10-K within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Troy Rillo	(201)	985-8300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blue Water Acquisition Corp. III

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026	By:	/s/ Troy Rillo
Troy Rillo
Chief Financial Officer